Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

September 28, 2009

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Financial Investors Trust (the “Registrant”)
File No. 333-161465

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 1 (“PEA 1”) to the Registrant’s Form N-14 registration statement (the “Form N-14”) filed pursuant to the Securities Act of 1933, as amended.

PEA 1 is being filed to update and complete the Registrant’s disclosures in the Form N-14 filed on August 20, 2009 and to request acceleration of effectiveness of the Form N-14.  PEA 1 (i) reflects changes to the Form N-14 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on September 15, 2009 and (ii) includes certain other information and exhibits not previously included in the Form N-14.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on September 15, 2009 to Form N-14, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Form N-14.

STAFF COMMENTS:  PEA 1 – QUESTIONS & ANSWERS

1.                                       Staff Comment:  Please revise the answer to the question “What is happening?” on page 1 of “QUESTIONS & ANSWERS” to clarify that OMCAP is the adviser of the predecessor fund.

Registrant’s Response:  The Registrant has revised the disclosure as follows (in pertinent part and with emphasis added):

Old Mutual Capital, Inc. (“OMCAP” or “Current Fund Adviser”), the investment adviser of the Old Mutual China Fund, has recommended and the Board of Trustees has approved a proposal to reorganize the Old Mutual China Fund (the “Reorganization”).

The Registrant has further revised the disclosure in the answer following the question “Why has this proposal been made for the Old Mutual China Fund?” as follows (in pertinent part and with emphasis added):

. . . In addition, ALPS Advisors, Inc. (“ALPS Advisors” or “New Fund Adviser”) will service as investment adviser to the New Fund.

STAFF COMMENTS:  PEA 1 – PROSPECTUS/PROXY STATEMENT

2.                                       Staff Comment:  Please delete the phrase “as supplemented from time to time” from subsection (i) of the fifth full paragraph on page 1 of the Prospectus/Proxy Statement.

Registrant’s Response:  The Registrant has revised the disclosure as requested to read as follows:

(i)            the prospectus of the New Fund, dated September 29, 2009, a copy of which is included with this Prospectus/Proxy Statement;

3.                                       Staff Comment:  Please incorporate the revised fee tables in the format submitted to the Staff on September 3, 2009.

Registrant’s Response:  The Registrant has incorporated the reformatted fee tables as requested.

4.                                       Staff Comment:  Please revise the Examples disclosure on page 8 of the Prospectus/Proxy Statement so as to more directly compare the costs of investing in the Old Mutual China Fund classes to the costs of investing in the New Fund classes.

Registrant’s Response:  The Registrant has revised the Examples disclosure as requested.

5.                                       Staff Comment:  Please revise the columnar disclosure under the subheading “Main Investment Risks” under No. 14 on page 15 of the Prospectus/Proxy Statement to highlight the key differences between the Old Mutual China Fund and the New Fund.

Registrant’s Response:  The Registrant has revised the disclosure as requested.

6.                                       Staff Comment:  With respect to the “Agreement Between OMCAP and ALPS Holdings, Inc.” section under the heading “INFORMATION ABOUT THE PROPOSED REORGANIZATION” on page 25 of the Prospectus/Proxy Statement, please clarify in the Registrant’s response whether OMCAP will receive any benefit in connection with the agreement between OMCAP and ALPS Holdings and, if so, whether Section 15(f) of the 1940 Act has been satisfied.

Registrant’s Response:  Section 15(f) of the 1940 Act generally permits an adviser to receive a benefit in connection with the sale of securities of, or a sale of any other interest in, such adviser that results in the assignment of its advisory contract with a registered investment company if it satisfies two conditions.  First, for three years after the transaction, at least 75% of the investment company’s board of directors must not be interested persons of either the adviser or the predecessor adviser.  Second, no unfair burden, as defined in the 1940 Act, may be imposed on the investment company as a result of the transaction.

As an initial matter, Section 15(f) is not applicable because there is no sale of securities or sale of any other interest in OMCAP as part of this transaction.

In addition, it is not clear that OMCAP is receiving a benefit as a result of the transaction.  As stated in the Registrant’s current disclosure, ALPS Holdings or an affiliate has agreed to pay for liquidated damages incurred by the Old Mutual China Fund upon its early termination of the Amended and Restated Agency Agreement between the Trust and DST Systems, Inc.  These administrative expenses are fund expenses and not advisory costs, and DST is not an affiliate of OMCAP.  Because each class of the Old Mutual China Fund is currently subject to an expense waiver under which OMCAP has agreed to limit the net annual operating expenses applicable to such class, arguably any reduction to the total annual operating expenses would only indirectly reduce the amount that OMCAP would otherwise have to waive or reimburse the fund.

Finally, even assuming that a sale were to have occurred and a benefit were to have accrued to OMCAP, the conditions of Section 15(f) of the 1940 Act would be fulfilled.  With respect to the first condition, at least 75% of the New Fund’s Board of Trustees are not interested persons of either OMCAP or ALPS Advisors.  With respect to the second condition, in light of the waivers that will be in place for the New Fund, these costs will be absorbed by ALPS Advisors, rather than the New Fund.  In addition, even if the waivers were not in place for the New Fund, the New Fund would not be unfairly burdened as these expenses are legitimate fund expenses.  Therefore, even if there were to arguably be a sale and OMCAP was to receive a benefit by virtue of the agreement between ALPS Holdings and OMCAP, such an arrangement would be permissible under Section 15(f) of the 1940 Act because the two conditions of the statute are satisfied.

7.                                       Staff Comment:  Please revise the disclosure under the heading “The Previous Sub-Advisory Agreement” on page 29 of the Prospectus/Proxy Statement to comply with Items 22(c)(1) and 22(c)(9) of Schedule 14A, as applicable.

Registrant’s Response:  Because under Proposal 2 there would be no change to the amount or allocation of investment advisory fees between the adviser and sub-adviser for the Old Mutual China Fund, Item 22(c)(9) of Schedule 14A is not applicable.  The Registrant revised the disclosure in accordance with the Staff’s comment in accordance with Item 22(c)(1) of Schedule 14A.

8.                                       Staff Comment:  Please revise the disclosure under the heading “Board Considerations” on page 31 of the Prospectus/Proxy Statement to comply with Item 22(c)(11) of Schedule 14A.

Registrant’s Response:  The Registrant revised the disclosure in accordance with the Staff’s comment.

9.                                       Staff Comment:  Please revise the last sentence of paragraph five of the section titled “Voting” on page 33 of the Prospectus/Proxy Statement to state that abstentions and broker non-votes will have the effect of being counted as votes against both proposals 1 and 2.

Registrant’s Response:  The Registrant has revised the disclosure as follows (in pertinent part and with emphasis added):

. . . Abstentions and broker non-votes will have the effect of being counted as votes against the Reorganization proposal and the Sub-Advisory Agreement proposal.

* * * * *

The Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP